VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

February 28, 2023

Re:	Inland Mid-Continent Corp
Amendment No. 6 to Offering Statement on Form 1-A/A
File No. 024-11837

Ladies and Gentlemen:

On behalf of Inland Mid-Continent Corp (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00PM, Eastern Time, on Tuesday February 28, 2023, or as soon thereafter as is practicable.

Sincerely,

s/Jeff Leenerts

Robert Easter

President

Inland Mid-Continent Corp